April 30, 2010

Prospectus

Legg Mason ClearBridge
Variable Equity Income Builder Portfolio

Class I Shares

Shares of the fund are offered only to insurance company separate accounts, which fund certain variable annuity and variable life insurance contracts, and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2 | Legg Mason ClearBridge Variable Equity Income Builder Portfolio

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold Class I shares of the fund. The fee table and expense example do not reflect expenses incurred from investing through a separate account or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in this fund through a separate account or qualified plan is presented in the contract prospectus through which the fund’s shares are offered to you.

Shareholder fees (paid directly from your investment) (%)

Maximum sales charge (load) imposed on purchases	N/A

Maximum deferred sales charge (load)	N/A

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)

Management fees	0.75

Distribution and service (12b-1) fees	None

Other expenses	0.12

Total annual fund operating expenses	0.87

Example
This example is intended to help you compare the cost of investing in Class I shares of the fund with the cost of investing in other mutual funds. The example does not include expenses incurred from investing through a separate account or qualified plan. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years

With or without redemption at end of period	89	277	481	1,072

April 30, 2010

Prospectus

Legg Mason ClearBridge
Variable Equity Income Builder Portfolio

Class II Shares

Shares of the fund are offered only to insurance company separate accounts, which fund certain variable annuity and variable life insurance contracts, and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2 | Legg Mason ClearBridge Variable Equity Income Builder Portfolio

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold Class II shares of the fund. The fee table and expense example do not reflect expenses incurred from investing through a separate account or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in this fund through a separate account or qualified plan is presented in the contract prospectus through which the fund’s shares are offered to you.

Shareholder fees (paid directly from your investment) (%)

Maximum sales charge (load) imposed on purchases	N/A

Maximum deferred sales charge (load)	N/A

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)

Management fees	0.75

Distribution and service (12b-1) fees	0.25

Other expenses	0.10

Total annual fund operating expenses	1.10

Example
This example is intended to help you compare the cost of investing in Class II shares of the fund with the cost of investing in other mutual funds. The example does not include expenses incurred from investing through a separate account or qualified plan. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years

With or without redemption at end of period	102	340	597	1.331

1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000
April 5, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Michael Kosoff

Re:	Legg Mason Partners Equity Trust (the “Registrant”), on behalf of its series, Legg Mason ClearBridge Variable Equity Income Builder Portfolio (the “Fund”)
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128
Dear Mr. Kosoff:
In telephone conversations providing comments by the Staff with respect to post-effective amendments filed by certain Legg Mason funds, you asked that those funds provide the Staff, supplementally as correspondence, a copy of the completed “Fee table” and “Example” and accompanying footnotes that are expected to be included in those funds’ prospectuses.
The Registrant filed Post-Effective Amendment No. 28 (the “Amendment”) to its Registration Statement on January 29, 2010 on behalf of the Fund pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) to include new disclosure in the Fund’s prospectuses and Statement of Additional Information. Accordingly, on behalf of the Registrant, please find attached pages from the current draft of the Fund’s prospectus, which contain the requested information.
Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1288.

Very truly yours,

/s/ Y. Rachel Kuo Y. Rachel Kuo
Enclosures

cc:	Barbara J. Allen, Legg Mason & Co., LLC George Hoyt, Legg Mason & Co., LLC Dianne E. O’Donnell, Willkie Farr & Gallagher LLP
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